SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
        RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)

                               (Amendment No. 2)*

                          McDermott International, Inc.
                          _____________________________
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    580037109
                                 ______________
                                 (CUSIP Number)

                                September 8, 1999
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No. 580037109                                           Page 2 of 10 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  2,743,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                          0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   2,743,000
    With
                           8        Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,743,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.62%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 580037109                                           Page 3 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                         0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 2,743,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                          0
    With
                           8        Shared Dispositive Power
                                           2,743,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,743,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                          [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.62%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 580037109                                           Page 4 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                          0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,743,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                           0
    With
                           8        Shared Dispositive Power
                                            2,743,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,743,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                         [ ]
11       Percent of Class Represented By Amount in Row (9)

                                    4.62%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 580037109                                           Page 5 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  OO;IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages



Item 1(a)         Name of Issuer:

                  McDermott International, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1450 Poydras Street, New Orleans, Louisiana  70112-6050.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros");

                  iii)     Mr. Stanley F. Druckenmiller  ("Mr.  Druckenmiller");
                           and

                  iv) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

                  This Statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a United States citizen;

                  iii)     Mr. Druckenmiller is a United States citizen; and

                                                              Page 7 of 10 Pages



                  iv) Duquesne LLC is a Pennsylvania limited liability company.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $1.00 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           580037109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of September 17, 1999 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           i) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of the 2,743,000 Shares held for the account of Quantum Partners.

Item 4(b)         Percent of Class:

                           i) The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 4.62% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                   2,743,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      2,743,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                              Page 8 of 10 Pages


     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 2,743,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    2,743,000

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 2,743,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    2,743,000

     Duquesne LLC
     ------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Shares, check the following [x].


Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

         (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

         (ii) Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the account of Quantum Partners.

                                                              Page 9 of 10 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 17, 1999                SOROS FUND MANAGEMENT LLC


                                         By:  /S/ MICHAEL C. NEUS
                                              ----------------------------------
                                              Michael C. Neus
                                              Assistant General Counsel


Date:  September 17, 1999                GEORGE SOROS


                                         By:  /S/ MICHAEL C. NEUS
                                              ----------------------------------
                                              Michael C. Neus
                                              Attorney-in-Fact


Date:  September 17, 1999                STANLEY F. DRUCKENMILLER



                                         By:  /S/ MICHAEL C. NEUS
                                              ----------------------------------
                                              Michael C. Neus
                                              Attorney-in-Fact


Date:  September 17, 1999                DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                         By:  /S/ GERALD KERNER
                                              ----------------------------------
                                              Gerald Kerner
                                              Managing Director